     IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS SCHEDULE 13G/A IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.



                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No.  2)(1)


                                 Biomatrix, Inc.
                            -------------------------
                                (Name of Issuer)


                         Common Stock - $.0001 Par Value
                    ------------------------------------------
                          (Title or Class of Securities)


                                   09060P-10-2
                              ----------------------
                                 (CUSIP Number)

------------------

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 09060P-10-2     13G   Page 2 of 5 Pages
-------------------------------------------------------------------------------

 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Janet L. Denlinger
-------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                    (a) //
                                                    (b) //
-------------------------------------------------------------------------------
 3  SEC USE ONLY


-------------------------------------------------------------------------------

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    The United States of America
-------------------------------------------------------------------------------

                                  5  SOLE VOTING POWER

    NUMBER OF                        1,099,085 (see Item 4(a))
                                  ---------------------------------------------
     SHARES                       6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                         None
     EACH                         ---------------------------------------------
   REPORTING
    PERSON                        7  SOLE DISPOSITIVE POWER
     WITH
                                     1,099,085 (see Item 4(a))
                                  ---------------------------------------------
                                  8  SHARED DISPOSITIVE POWER

                                     None
-------------------------------------------------------------------------------

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,099,085 (see Item 4(a))
-------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)                                             /x/

-------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.4%
-------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON (See Instructions)

IN
-------------------------------------------------------------------------------

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                                                         Page 3 of 5 Pages

ITEM 1(a).  Name of Issuer:

Biomatrix, Inc., a Delaware corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of the Company is located at 65 Railroad Avenue, Ridgefield, New Jersey 07657.

ITEM 2(a).  Name of PERSON FILING:

This statement is filed by Janet L. Denlinger.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the person filing is 65 Railroad Avenue, Ridgefield, New Jersey 07657.

ITEM 2(c).  CITIZENSHIP:

The Citizenship of the person filing is The United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

This statement relates to the Company's Common Stock, $.0001 par value per share.

ITEM 2(e).  CUSIP Number:
The CUSIP number for the Company's Common Stock is 09060P-10-2.

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                                                   Page 4 of 5 Pages


ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

Not applicable; filed pursuant to Rule 13d-1(c).

   (a)    // Broker or dealer registered under Section 15 of the Act.
   (b)    // Bank as defined in Section 3(a)(6) of the Act.
   (c)    // Insurance Company as defined in Section 3(a)(19) of the Act.
   (d) // Investment Company registered under Section 8 of the Investment Company Act.
   (e) // Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
   (f) // Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
         Retirement Income Security Act of 1974 or Endowment Fund;
         see 13d-1(b)(1)(ii)(F).
   (g)    // Parent Holding Company, in accordance with Rule 13d-1(b)
             (1)(ii)(G);  see Item 7.
   (h)    // Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.     OWNERSHIP:

   (a)       Amount beneficially owned:  1,099,085 (includes 4,250 shares issuable upon exercise of currently exercisable stock options)
   (b)       Percent of class:  10.4%
   (c)       Number of shares as to which such person has:

        (i)    Sole Power to vote or to direct the vote:  1,099,085
               shares (see 4(a) above).
        (ii)   Shared power to vote or to direct the vote:  None.
        (iii) Sole power to dispose or to direct the disposition of: 1,099,085 shares (see 4(a) above).
        (iv)   Shared power to dispose or to direct the disposition of:  None

     The husband of the reporting person, Endre A. Balazs, beneficially owns 2,161,519 shares of common stock of Biomatrix. Such shares represent 20.5 percent of the outstanding shares of common stock of Biomatrix. The husband of the reporting person has sole power to vote and dispose of such shares. The reporting person disclaims beneficial ownership of such shares and the filing of this Schedule 13G shall not be an admission that the reporting person is the beneficial owner of such shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

ITEM 5.     Ownership of Five Percent or Less of a Class:

Not applicable.

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                                                   Page 5 of 5 Pages


ITEM 6.     Ownership of More than Five Percent on Behalf of
            Another Person:

Not applicable.


ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
  Holding Company:

Not applicable.

ITEM 8.     Identification and Classification of Members of the Group:

Not applicable.

ITEM 9.     Notice of Dissolution of Group:

Not applicable.

ITEM 10.    Certification:

Not applicable.


                                      SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 4, 1997
                                                   ------------------------
                                                          (Date)


                                                   /s/ Janet L. Denlinger
                                                   -------------------------
                                                       Janet L. Denlinger